October 16, 2024

Mr. George Sobek
Chairman and Chief Executive Officer
VISION SENSING ACQUISITION CORP.
78 SW 7th Street
Suite 500
Miami, FL 33130

        Re: VISION SENSING ACQUISITION CORP.
            Form 10-K for the Year Ended December 31, 2023
            Filed May 1, 2024
            File No. 001-40983
Dear Mr. George Sobek:

        We issued comments to you on the above captioned filing on August 16, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 30, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction